

16013589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC
416

SEC FILE NUMBER
8-52814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (Date) AND ENDING December 31, 2015 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Vertical Trading Group LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 5th Avenue, 6th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Martin 212-918-1202
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff Trattner & Co., PC
(Name - *if individual, state last, first, middle name*)

1225 Franklin Ave., Suite 200 (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Robert Schaeffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Vertical Trading Group LLC as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public


AUDAI T FANEK
Notary Public - State of New York
NO. 01FA6310498
Qualified in Westchester County
My Commission Expires Aug 25, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☐ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE VERTICAL TRADING GROUP, LLC

(D/B/A THE VERTICAL GROUP)

(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

[Filed Pursuant to Rule 17A-5(e)(3) Under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT]

CONTENTS



Israeloff, Trattner & Co. P.C.

CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS

1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
New York, NY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
The Vertical Trading Group, LLC

We have audited the accompanying statement of financial condition of The Vertical Trading Group, LLC (the Company), as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of The Vertical Trading Group, LLC.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Vertical Trading Group, LLC. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Israeloff Trattner & Co. P.C.

Garden City, New York
February 29, 2016

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 414,729
Due from clearing agents	1,627,328
Equity securities held at clearing agent (at market value)	1,139,034
Property & equipment, at cost, less accumulated depreciation and amortization of $165,176	103,121
Advances to employees	524,639
Security deposits	33,215
TOTAL ASSETS	$ 3,842,066

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Equity securities sold, not yet purchased (at market value)	$ 230
Accounts payable and accrued expenses	1,260,056
Deferred rent	58,725
Loans payable	57,980
TOTAL LIABILITIES	1,376,991
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	2,465,075
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,842,066

See accompanying notes to the statement of financial condition.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2015

1. LINE OF BUSINESS

The Vertical Trading Group, LLC (D/B/A The Vertical Group)(the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for its customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of trading income from the purchase and sale of stocks it makes markets in that are traded on various stock exchanges as well as from commissions earned from executing trades on behalf of customers. The Company also provides investment banking and capital markets advisory services relating to raising capital, mergers and acquisition transactions and other services to middle-market and emerging growth companies. The Company also earns fees for matching broker dealers, banks and hedge funds interested in buying and selling options. Additionally the Company generates income from publishing research material relating to various publicly traded companies and markets as well as generating commissions as an agent through its institutional sales and trading desk. The Company maintains registered branch offices in New York City, New York and in Boston, Massachusetts. The Vertical Trading Group, LLC was formed as a single member LLC in New York State in August 2005 and is a wholly-owned subsidiary of RAS Holdings, LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Market making security transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all security transactions entered into for the Company's market making inventory accounts and risk of the Company are recorded on a trade date basis. Commissions earned on trades executed on behalf of customers are also recorded on a trade date basis. Revenues earned from investment banking advisory services and matching broker dealers, banks and hedge funds for option buying and selling are recorded as earned when the services are rendered and the option buying and selling is completed. Research revenue is earned when research material is made available to clients and client agrees to pay for the material.

USE OF ESTIMATES

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, due from clearing agents, accounts payables, investments in marketable securities and bank debt for which carrying values approximate fair values due to the short maturities of those instruments.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2015

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MARKETABLE SECURITIES

The Company follows the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") on accounting for certain investments in debt and equity securities. It requires that certain investments in debt and equity securities be classified as trading, available-for-sale or held-to-maturity. The Company determines the appropriate classification at the time of acquisition and reevaluates such determination at each balance sheet date.

The Company follows the provisions of the FASB ASC on *fair value measurements*. It establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets and have the highest priority; Level 2 inputs consist of quoted prices in inactive markets; and Level 3 inputs are unobservable and have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs would be used only when Level 1 or Level 2 inputs are not available.

The Company classifies its marketable securities as trading securities. Securities are carried in the financial statements at fair value based upon quoted market prices. Unrealized holding gains and losses are included in earnings.

The following table sets forth by level within the fair value hierarchy, the Company's investments at fair market value at December 31, 2015:

	Level 1	Level 3	Total
Equity securities held at clearing agent	$ 1,040,896	$ 98,138	$ 1,139,034
Equity securities sold, not yet purchased		$(230)	$(230)

DUE FROM CLEARING AGENTS

The Company maintains brokerage accounts with three clearing organizations through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organizations. The Company is subject to credit risk if the organizations are unable to repay the receivable or return cash deposits in its custody.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and resulting gains and losses are included in income. Depreciation is provided by the straight-line method over the estimated useful lives of the assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company follows the provisions of the FASB ASC, as revised, on Uncertainty in Income Taxes. It had no effect on the Company's financial statements principally because of its status as a nontaxable "pass-through" entity for federal and state income tax purposes. Income taxes have not been provided because the Company is a single member limited liability company whose income or loss and credits will be passed through to its parent company and combined with the income and deductions of the parent company to determine taxable income on the Parent's members' tax returns.

The Company and its parent file U.S. federal income tax returns and state and local income tax returns in New York, New Jersey, Massachusetts, California and Maryland, effective with the years the Company began doing business in these states. Returns filed in these jurisdictions for tax years ended on or after December 31, 2012 are subject to examination by the relevant taxing authorities.

OFF-BALANCE SHEET RISK

In the normal course of business the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2015, the Company was not exposed to such risk.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of December 31, 2015, the Company was not exposed to such risk.

RECENT ACCOUNTING GUIDANCE

Through 2015, the FASB issued various updates ("ASU") to the FASB ASC. The Company did not adopt any new accounting pronouncements during the year ended December 31, 2015 that had a material effect on the statement of financial condition.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 29, 2016, the date the financial statements were available for issuance.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2015

3. DUE FROM CLEARING AGENTS

The Company is currently required to maintain minimum deposits totaling $575,000 with three clearing agents at all times. In addition, the Company's current market making inventory account clearing firm requires a minimum net equity in securities of $1,500,000 to be maintained at all times. Deposits are required based on the types and amounts of long and short security positions held by the Company. Marginable securities require additional deposits equaling 25% of their respective long positions and 30% of their respective short positions, whereas non-marginable securities require deposits equaling 100% of their respective positions. As of December 31, 2015, the Company had idle cash of $354,306 to be used for trading and receivable balances totaling $698,023 with its clearing agents, as well as security positions held, long and short of $1,139,034 and $230, respectively.

4. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Computer equipment and software	3 - 5	$ 100,819
Furniture, fixtures and office equipment	5 - 10	167,478
		268,297
Less: Accumulated depreciation and amortization		165,176
Net property and equipment		$ 103,121

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $1,545,638 which was $545,638 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness to net capital ratio was .89 to 1.00

6. ADVANCE TO EMPLOYEES

As of December 31, 2015, $524,639 was due from employees of the Company. The advances bear no interest and are payable on demand.

7. LOANS PAYABLE

The Company has a credit facility with a bank for $100,000 with interest due monthly at prime plus 1%. The facility does not have an expiration date, but may be cancelled by either party at any time. At December 31, 2015, the outstanding balance was $46,292. The company has also financed the purchase of equipment in prior years. The outstanding loan balance related to these purchases was $11,688 at December 31, 2015.

8. LITIGATION

During 2015 the Company was defending itself against a claim filed by a former employee relating to compensation. The Company was countersuing the employee and a related party. Both cases were settled in January 2016 with nominal payments on both ends.